February 2, 2005


By Facsimile and U.S. Mail

Thomas J. Poletti, Esq.
Katherine J. Blair, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, California 90067

	Re:	IR Biosciences Holdings, Inc.
		Schedule TO-I filed January 24, 2005

Dear Mr. Poletti and Ms. Blair:

	We have the following comments on the above-referenced filing:

Schedule TO

1. We note that the financial information required by Item 1010(a)
Of Regulation M-A has been incorporated by reference into the schedule. It appears, however, that at least a summary of that information, as described in Item 1010(c) of Regulation M-A, should be provided in the disclosure given to warrant holders. See Instruction 6 to Item 10 of Schedule TO. Please advise us as to how the company intends to disseminate the summary financial information. See Manual of Publicly Available Telephone Interpretations, Third Supplement
(July 2001), H.7.

2. Please provide the information required pursuant to General
Instruction C to Schedule TO with regard to each executive officer and director of the company. Also provide the information required pursuant to Item 1003(a) of Regulation M-A with regard to these individuals.

The Offer

	Section 1	General Terms

3. Please advise us under what circumstances you would view oral notice as adequate to advise warrant holders of the extension of the offer. Also revise your disclosure to more fully advise warrant holders of how you would extend the offer. Refer to Rule 14e-1(d).

4. We note your disclosure that, during an extension, all warrants previously tendered will be "deemed exercised as of the original Expiration Date." Please revise to clarify that warrant holders may withdraw their securities at any time during which the offer remains open, including during an extension. See also Section 10 of the offer document.

Section 3	Withdrawal Rights

5. Refer to the second sentence of this section, in which you indicate that tenders are irrevocable after expiration of the offer. Please revise to disclose that a tendering warrant holder also may withdraw any warrants not yet accepted for payment by the 40th business day after the commencement of the offer. See Rule 13e-4(f)(2)(ii).

6. You disclose that, if the company extends the offer or is delayed in accepting tendered securities, the company is not required to provide withdrawal rights to warrant holders. Please advise us under what circumstances the company would delay accepting tendered securities and how the company will comply with prompt payment under such a delay. Also revise to clarify that warrant holders may withdraw their securities during an extension of the offer, as discussed in comment 4, above.

Section 4	Acceptance for Payment of Warrants and Issuance of
Shares

7. Please clarify what "other required documents" warrant holders may need to submit in order to participate in the offer.

Section 6	Background and Purpose of the Offer

8. Refer to your disclosure regarding potential communications between the placement agent and warrant holders relating to the offer. Please advise us further, on a supplemental basis, regarding the terms of the private placement under which the placement agent will receive compensation based on the proceeds received by the company for the exercise of warrants.

Section 8	Transactions and Agreements Concerning Warrants

9. We note that Messrs. Wilhelm and Witten each hold subject warrants. Please disclose whether they or any of the company`s other affiliates plan to exercise their warrants at the decreased exercise price. See Item 1004(b) of Regulation M-A.

Section 10	Extension of Tender Period; Termination; Amendments

10. We note your disclosure that the company reserves the right, in its "sole discretion," to terminate the offer and return any warrant "not theretofore accepted for exercise." By reserving the absolute right to reject all tendered warrants without setting out any objective criteria by which you will make this decision, the offer may then be viewed as illusory. Please advise or revise your document so that warrant holders may objectively verify the bases upon which you could terminate the offer. In addition, your reference to returning any securities not yet accepted for exercise implies that you may accept warrants prior to expiration of the offer. Please clarify.

11. It does not appear that there are any conditions to the offer, yet, in the second paragraph of this section you refer to extending the offer if the company waives a material condition. Please clarify and, if there are no conditions to the offer, confirm that you are making an absolute commitment to purchase the securities under any and all circumstances.

Letter of Transmittal

12. Refer to paragraph (e) of the warrant holder representations and warranties to the company. It does not appear appropriate to require security holders to attest to the fact that they have read the offer materials. Please delete or advise us as to the purpose of requesting this representation.

13. Refer to Section 2 of the Letter, in which you state that, except as expressly provided in the offer, you will not accept any alternative, conditional or contingent tenders. It does not appear that any such tenders are provided for in the offer. Please advise us whether it is your intent to allow for such tenders.

14. Refer to Section 7 of the Letter, in which you reserve the right to waive any of the conditions of the offer with respect to the tender of "any particular Warrants." As discussed in comment 11, above, it is unclear whether the company intends to include conditions to the offer. If the company adds conditions to the offer, please revise your disclosure to make clear that, should you waive a condition, you will do so as to all warrant holders.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please respond to our comments promptly. You should furnish a response letter, keying your response to our comment letter, and should transmit the letter via EDGAR under the label "CORRESP."
In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-2995 if you have any questions.


Sincerely,



Lillian Brown
Special Counsel
Office of Mergers and Acquisitions